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SEC Mail Processing Section
APR 12 2016
Washington DC
452

FORM X-17A-5
PART III

SEC FILE NUMBER
8-66460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2015** AND ENDING **12/31/2015**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McBarron Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Ave – 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A Crafa (212)-446-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

aMB

OATH ORAFFIRMATION

I, James A Crafa ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McBarron Capital LLC (formerly Arient LLC , as of December 31,2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer ,except as ~~follows:~~

Signature

CEO

Title

2/18/2016

NotaryPublic

DONALD KAHLER
Notary Public, State of New York
No. 01KA6226339
Qualified in New York County
Commission Expires 11/18/2018

This report**contains(check all applicable boxes):

X (a) Facing Page.
X (b) Statement o fFinancial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders'Equity or Partners'or Sole Proprietors'Capital.
(f) Statement of Changes in Liabilities Subordinated toClaims of Creditors.
X (g) Computation of NetCapital.
(h) Computation for Determinationof Reserve Requirements Pursuant to Rule15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule15c3-3.
(j)A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule15c3-1and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l)An Oath or Affirmation.
X (m)A copy of the SIPC SupplementalReport.
(n) A report describing any material inadequacies found to exist o rfound to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section240.17a-5(e)(3).*

McBarron Capital LLC

STATEMENT OF FINANCIAL CONDITION

AND

SUPPLEMENTARY INFORMATION

as of

December 31, 2015

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
McBarron Capital LLC

I have audited the accompanying statement of financial condition of McBarron Capital LLC (a Delaware Limited Liability Company) as of December 31, 2015, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. McBarron Capital LLC's management is responsible for these financial statements. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of McBarron Capital LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, the Company for the year ended December 31, 2015 had a net loss and used cash in operating activities, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. In addition on May 30, 2015 the United States Securities & Exchange Commission filed an action against the Company and others and is seeking unspecified monetary damages as well as other sanctions. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. My opinion is not modified with respect to these matters.

Supplemental Information

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of McBarron Capital LLC's financial statements. The supplemental information is the responsibility of McBarron Capital LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 26, 2016

McBarron Capital LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Current Assets		
Cash	$	3,281
Deposit with Clearing Broker		75,000
Receivables from Clearing Broker		25,298
Fixed assets, net of accumulated depreciation of $135,200		23,884
Prepaid expenses		10,505
Intanagible assets, net of amortization of $480,000		120,000
Other receivables		35,500
Total Assets	$	293,468

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable, accrued expenses and other liabilities	$	70,978
Total Liabilities		70,978
Members' Equity		
Members' capital		914,472
Members' loss		(691,982)
Total Members' Equity		222,490
Total Liabilities and Members' Equity	$	293,468

See accompanying notes.

1 Organization and Nature of Business

McBarron Capital LLC (The Company) is a Delaware limited liability company located in Manhattan, New York. The Company is a broker dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - ("FINRA") and the Securities Investor Protection Corporation - ("SIPC").

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safe keep customer securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed. The Company is engaged as a securities broker dealer, which comprises several classes of services, including agency transactions, investment banking, third party marketing, and other services.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit.

(d) Accounts Receivable

Receivables from the clearing broker on the statement of financial condition consist of commissions earned by the Company that are held by the clearing broker. Management has evaluated accounts receivable at December 31, 2015 and believes they are all collectible. Accounts receivable are not collateralized.

McBarron Capital LLC
Notes to Financial Statements
Year Ended December 31, 2015

(e) Depreciation

Depreciation is provided on a straight-line basis using their estimated useful lives.

Furniture, fixtures and equipment are recorded at cost, net of accumulated depreciation. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) Other Receivables

Other receivables consist primarily of loans to brokers. Loans to brokers are considered to be part of the brokers contract with the Company and are valued at cost.

(g) Revenue Recognition

The Company earns commission revenue from effecting trades in US and non US equity securities. Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Investment banking revenue includes gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as agent.

Other income includes other fee income and third party marketing fees where the Company raises capital from institutional investors for its clients.

(h) Income Taxes

The Company operates as a limited liability company for tax purposes and files as a partnership, All income, expenses, gains and losses are reported by the members on the partnership tax return. Therefore, all income taxes are the responsibility of the members based on their percentages according to the operating agreement. No recognition for uncertain tax provisions have been included in the financial statements because the Company believes there are none.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(h) Income Taxes - continued

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2015 and there are no open tax years prior to 2011. In addition, no income tax related penalties & interest have been recorded for the year ended December 31, 2015.

(i) Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm Sterne Agee ("Clearing Broker"). The Company's clearing and execution agreement provides that credit losses related to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the Clearing Broker records customer transactions on a trade date basis. The Clearing Broker is therefore exposed to risk of loss on these transactions. In the event of the customer's inability to meet the terms of its contracts, The Clearing Broker may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any losses incurred by the Clearing Broker are charged back to the Company.

The Company, in conjunction with the Clearing Broker controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The Clearing Broker establishes margin requirements and overall credit limits for such activities and monitors compliance with applicable limits and industry regulations on a daily basis.

(j) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(j) *Fair Value Hierarchy* - continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 9 Fair Value"

3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2015, the Company had net capital of $32,601, which was $27,601 in excess of its required minimum net capital of $5,000. The Company's had an AI/NC net capital ratio was 2.177 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in US securities which are cleared on a fully disclosed basis through its clearing broker, Sterne Agee.

The Company is register with FINRA as a broker dealer exempt from SEC Rule 15c3-3 under section (k)(2)(ii). Therefore it is not subject to possession or control requirements under SEC Rule 15c3-3 and not required to compute 15c3-3 Reserve Requirements.

The Company has elected an exemption from Rule 15c3-3 based on section (k)(2)(ii) which states "All customer transactions be cleared through another broker dealer on a fully disclosed basis".

4 Deposits with Clearing Broker

The Company maintains cash deposited with the Clearing Broker pursuant to a fully disclosed clearing agreement (" Clearing Agreement") entered into on April 10, 2012, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2015 the Company had $75,000 deposited with Sterne Agee which is disclosed on the Statement of Financial Condition within the "Deposits with Clearing Broker" line. The deposit does not represent an ownership interest in Sterne Agee.

5 Financial Instruments with Off-Balance Sheet Risk

As a securities Broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to the Clearing Broker for a split of the commissions.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

6 Disclosure of Statement of Financial Condition

A Statement indicating that the Statement of Financial Condition for the most recent annual audit report of the broker dealer pursuant to Sec. 240.17a5 is available for examination at the principal office of the Company and the NY district office of the Securities and Exchange Commission.

7 Fixed Assets

Fixed assets, net at December 31, 2015 consist of the following:

Furniture & fixtures	$ 62,905
Computer equipment	96.179
Total Cost	159,084
Less: accumulated depreciation	135,200
	$ 23,884

8 Related Party Transactions

The Company leased office space from Q Media, Inc. a related party. The lease was terminated during the year.

The Company has elected to amortize the value of certain brokerage customer accounts purchased from a related party in 2010 for $600,000 at $120,000 a year.

In addition, the Company paid a salary to its principal shareholder of $47,000.

Certain obligations for unpaid legal services have been personally assumed by the principal shareholder and have not been reflected in the financial statements.

9 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts including receivables, payables, and accrued expenses are reported at their contracted amounts, which approximate fair value.

10 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its shareholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2015 the Company was not in violation of this requirement.

The Company had a month to month sublease agreement Q Media, Inc. for office space at the Company's previous location. The lease was terminated as discussed in (Note 8) above.

From time to time the Company and its stockholders are the subject of litigation, inquires from Regulatory Agencies and arbitration claims. At December 31, 2015 the Company is involved in civil litigation and the shareholder of its parent company is involved in both civil and criminal litigation. An unfavorable outcome of these matters, based upon monetary damages sought would have a material impact on the Company's net capital.

On May 30, 2015 the United States Securities & Exchange Commission filed an action against the Company and others in the United States District Court for the Southern District of New York. The action relates to a number of alleged claims related to a private placement offering in which the Company and its former Chief Executive Officer were a party to the transaction. The SEC alleges that the Company violated the anti-fraud provisions of the Securities Act of 1933 and the Exchange Act of 1934; and seeks: (a) an injunction against future violations of the Exchange & Securities acts, (b) disgorgement of any "ill-gotten gains" and (c) unspecified monetary sanctions. The action has been stayed pending an adjudication of the indictment in the Supreme Court of the State of New York and a motion to dismiss the indictment is presently *sub judice*.

The Company intends to vigorously contest these matters.

10 Commitments and Contingencies - *continued*

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services and legal fees all of which have an impact on the Company's liquidity.

11 Guarantees

The Company applies the provisions of ASC, 460 Guarantees which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2015 no amounts were recorded under such agreement as no loss existed.

The Company has a yearly minimum fee to the Clearing Broker of $60,000.

12 Going Concern

The financial statements have been prepared assuming the Company will continue as a going concern. The Company had a net loss and used cash in operating activities for the year ended December 31, 2015. These and other conditions (as discussed in Note 10 above) raise substantial doubt about its ability to continue as a going concern.

In response to current market conditions the Company has terminated its office lease and made changes to its business model in an effort to better match its decreased revenue with decreases in monthly expenses and has implemented aggressive cost cutting programs. Salary expense (based on reduction in staff) rent expense (based on office relocation) and other general and administrative expenses have all been greatly reduced in 2016. Additional operating expense cuts relating to wages, rent and other expenses will be made should revenue in 2016 be reduced even further. In addition, the Company is in the process of hiring additional brokers and attempting to bring in new assets.

These initiatives are intended to maintain liquidity and better position the Company to compete under current market conditions. Accordingly, the Company's ability to continue as a going concern is dependent upon its adherence to these goals as well as its ability to develop additional sources of working capital, bring in new assets, and attain future profitable operations. There is no assurance of any future revenues being generated from any new assets. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

13 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2015 the Company had implemented such policies and procedures.

14 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

15 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 26, 2016 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events, other than as disclosed in Note 11 above have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2015

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
McBarron Capital LLC.

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) McBarron Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which McBarron Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(ii), (the "exemption provisions") and (2) McBarron Capital LLC stated that McBarron Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). McBarron Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McBarron Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 26, 2016

McBarron Capital LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2015
Schedule I

NET CAPITAL

	Assets	$	293,468
	Less Liabilities		(70,978)
	Total Credits		222,490
Deductions			
	Non-allowable assets		(189,889)
	Total Debits		(189,889)
	NET CAPITAL	$	32,601

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	4,727
Minimum net capital requirement		5,000
Net capital in excess of requirements	$	27,601
Ratio of Aggregate Indebtedness to Net Capital	2.177 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2015) as Amended on February 27, 2016

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	32,601
Net Capital, per above		32,601
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2015.

McBarron Capital LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2015

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by McBarron Capital LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

McBarron Capital LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2015

"EXEMPT UNDER 15c3-3 (k)(2)(ii)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, McBarron Capital LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2015 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

McBarron Capital LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2015

AGGREGATE INDEBTEDNESS:

Accounts payable & accrued expenses	$	70,978
Total Aggregate Indebtedness	$	70,978

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

McBarron Capital LLC

Independent Accountants Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by McBarron Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating McBarron's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). McBarron Capital LLC's management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC General Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 26, 2016

McBarron Capital LLC
SIPC General Assessment Reconciliation
December 31, 2015

General Assessment Calculation

Total Revenue	$	3,949,672
Deductions		(212,246)
SIPC Net Operating Revenues	$	3,737,426
Rate		0.0025
General Assessment Due		9,344
Less Payments: SIPC 6		(7,926)
Plus: Interest		
Remaining Assessment Due		1,418
Paid with SIPC 7		0
Balance Due		1,418

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.